Exhibit 99.52

JOINDER, DELAYED DRAW ADVANCE AND SECOND AMENDMENT TO LOAN AND GUARANTY AGREEMENT

This JOINDER, DELAYED DRAW ADVANCE AND AMENDMENT TO LOAN AND GUARANTY AGREEMENT (“Amendment”) is dated as of October 20, 2025 (the “Execution Date”), and is entered into by and among BitZero Blockchain Inc., a British Columbia corporation (“Borrower Representative”), Zetanorth AS, a Norway aksjeselskap (“Zetanorth”), BitZero Inc., a Barbados company (“BitZero Barbados”), BitZero ND I, LLC, a North Dakota limited liability company (“BZNDI”), BitZero ND II, LLC, a North Dakota limited liability company (“BZNDII”), BitZero Finland Oy, (business identity code 3486672-6), a Finnish limited liability company (in Finnish: osakeyhtiô) (“BitZero Finland”) and Exanorth AS, a Norway aksjeselskap (“Exanorth” and collectively with Borrower Representative, Zetanorth, BitZero Barbados, BZNDI, BZNDII and BitZero Finland, the “Borrowers”, and each, a “Borrower”), and JGB CAPITAL, LP, a Delaware limited partnership, JGB PARTNERS, LP, a Delaware limited partnership, DEEPDALE INVESTORS, LLC, a Delaware limited liability company and any other Lender from time to time a party hereto (collectively, the “Lenders”, and each, a “Lender”), JGB COLLATERAL LLC, as administrative agent and collateral agent for Lenders (in such capacity, together with its successors, “JGB Agent”), WBM Capital Corp., a British Columbia corporation (“WBM”).

RECITALS:

WHEREAS, JGB Agent, the Lenders and the Borrowers have entered into that certain Loan and Guaranty Agreement, dated as of June 27, 2025 (as amended by that certain Amendment to Loan and Guaranty Agreement, dated as of October 1, 2025, by and among JGB Agent, the Borrowers and the Lenders party thereto, and as may be further amended, amended and restated, modified or supplemented from time to time, the “Credit Agreement”);

NOW THEREFORE, in consideration of the mutual conditions and agreements set forth in the Credit Agreement and this Amendment, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

1.            Definitions. Capitalized terms used herein but not otherwise defined herein shall have the respective meanings given such terms in the Credit Agreement.

2.            Delayed Draw Term Loan.

(a)          October 2025 Delayed Draw Advance. The Lenders hereby agree to make a Delayed Draw Advance to the Borrowers in an aggregate principal amount of $8,245,000 (inclusive of original issue discount of $245,000 resulting in $8,000,000 of actual availability) (the “Delayed Draw Advance Funds”)), pursuant to Section 3.2 of the Credit Agreement (the “October 2025 Delayed Draw Advance”). The Lenders shall fund the October 2025 Delayed Draw Advance by wire transfer of immediately available funds within two (2) Business Days following the date of this Amendment. The Delayed Draw Advance Funds shall be deposited in an account of JGB Agent pursuant to the Cash Collateral Agreement which shall be released to the Borrowers upon the consummation of the RTO. By funding the October 2025 Delayed Draw Advance, the Lenders hereby waive, solely with respect to the October 2025 Delayed Draw Advance, the notice requirements of the Borrowers as set forth in Section 3.2 of the Credit Agreement.

(b)          Principal Amortization Payments. In accordance with Section 3.2(d) of the Credit Agreement, the parties hereto acknowledge that, as a result of the funding of the October 2025 Delayed Draw Advance, the Borrowers’ monthly principal amortization payments shall,commencing with the first Payment Date after the date hereof, increase to $515,000 per month, which shall be payable monthly in accordance with the terms the Credit Agreement. In the event of the conversion of any portion of the Term Loan Conversion Amount, the Borrowers’ monthly principal amortization payment for the month in which such conversion took place shall be reduced by the amount so converted (but not below zero).

(c)          The Borrowers shall procure the satisfaction of the following conditions on or prior to the Delayed Draw Advance:

(i)             The Agent has received a copy of the fully executed amendments to the Norwegian law Security Documents (the “Norwegian Security Amendment Documents”) for, among others, the increase of the maximum secured amount, each in form and substance acceptable to the Agent.

(ii)            The Agent has received a copy of (i) the constitutional documents of Exanorth and Zetanorth and (ii) the fully executed board minutes of Exanorth and Zetanorth approving this Amendment, the transactions contemplated by this Amendment, and the Norwegian Security Amendment Documents (and the granting of security contemplated therein), each in form and substance acceptable to the Agent.

(d)	The Borrowers shall procure the satisfaction of the following conditions on or prior to the 30 days after signing date:

(i)             The Agent has received evidence for the perfection of the amendments contemplated by the Norwegian Security Amendment Documents, including the registration of any increase of the maximum secured amount in the Norwegian Register of Movable Property and the Land Register, each in form and substance acceptable to the Agent.

3.           Joinder to Credit Agreement.

(a)          Borrower Joinder. WBM hereby acknowledges, agrees and confirms that, by its execution of this Amendment, WBM shall, effective upon consummation of the RTO, be bound by the terms and conditions of the Credit Agreement the same as if it were a Borrower under the Credit Agreement ab initio; provided however, that neither JGB Agent nor the Lenders shall have any duties, responsibilities or obligations to WBM arising under or related to the Credit Agreement or the other agreements executed and delivered in connection therewith. To the extent that JGB Agent or any Lender has any duties, responsibilities or obligations arising under or related to the Credit Agreement or the other agreements executed and delivered in connection therewith, those duties, responsibilities or obligations shall relate only to the Borrowers (as such term is defined in the Credit Agreement immediately prior to the date of this Amendment) and not to WBM or any other Person or entity and shall be deemed fulfilled with respect to WBM or any other Person or entity when fulfilled with respect to the Borrower. In connection with the foregoing and for the avoidance of doubt, : (i) JGB Agent’s providing notice to the Loan Parties in accordance with the Credit Agreement or as otherwise agreed among the Borrowers, JGB Agent and the Lenders shall be deemed provided to WBM; (ii) a Lender’ s providing the Delayed Draw Advance to the Borrowers shall be deemed an advance to WBM; and (iii) WBM shall have no right to request a Delayed Draw Advance or make any other demand on any Lender. Furthermore, unless otherwise specified herein, all references to “Borrower” and “Loan Party” as used in this Amendment shall be deemed to include WBM.

(b)          Representations and Warranties. WBM hereby ratifies and, effective upon the consummation of the RTO, agrees to be bound by, all of the terms, provisions and conditions contained in the Loan Documents applicable to a Borrower. Without limitation of the foregoing, to the extent applicable to it, WBM represents and warrants that the representations and warranties in Section 5 of the Credit Agreement applicable to a Borrower are true and correct in all material respects as of the date hereof, and will be as of the consummation of the RTO, as to WBM. WBM, upon becoming a Borrower upon consummation of the RTO, will be jointly and severally liable to the Lenders for the representations, warranties, covenants, obligations and indemnities under the Credit Agreement and the other Loan Documents, including, without limitation, the Term Loans and the other Obligations, applicable to WBM.

(c)          Waiver of Claims. WBM acknowledges that it benefits effective upon the consummation of the RTO, both directly and indirectly, from the Credit Agreement, and hereby waives, for itself and on behalf on any and all successors in interest (including without limitation any assignee for the benefit of creditors, receiver, bankruptcy trustee or itself as debtor-in-possession under any bankruptcy proceeding) to the fullest extent provided by law, any and all claims, rights or defenses to the enforcement of this Amendment on the basis that (a) it failed to receive adequate consideration for the execution and delivery of this Amendment or (b) its obligations under this Amendment are avoidable as a fraudulent conveyance.

(d)          Effectiveness Conditional Upon Consummation of the RTO. Notwithstanding anything else contained herein to the contrary, WBM shall have no obligation under this Amendment or the Credit Agreement and shall not be deemed to have joined the Credit Agreement as a Borrower until the consummation of the RTO.

4.            Amendment to Credit Agreement. The parties hereto hereby agree that Credit Agreement is hereby amended by adding a new Section 15 as follows:

“15.          Voluntary Conversion. At any time following the consummation of the RTO, and from time to time, until a date that is five years from the date of the Amendment, the October 2025 Delayed Draw Advance (as defined in that certain Joinder, Delayed Draw Advance and Second Amendment to Loan and Guaranty Agreement, dated as of October [ I, 2025, by and among the JGB Agent, the Lenders and the Borrowers) (including all accrued and unpaid interest, fees and charges thereon) plus an aggregate of $2,000,000 of the Term Loans (the “Term Loans Conversion Amount and, together with the October 2025 Delayed Draw Amount (collectively, the “Convertible Advance”)) shall be convertible, in whole or in part, into common shares (“Common Shares”), of WBM Capital Corp., a British Columbia corporation (“WBM”), at the option of each Lender, at any time and from time to time (subject to the conversion limitations set forth in Section 15(c) hereof). Each Lender shall effect conversions by delivering to WBM a Notice of Conversion (each, a “Notice of Conversion”), specifying therein the amount of its respective pro rata portion of the outstanding Convertible Advance, held by such Lender to be converted and the date on which such conversion shall be effected (such date, the “Conversion Date”). If no Conversion Date is specified in a Notice of Conversion, the Conversion Date shall be the date that such Notice of Conversion is deemed delivered hereunder. No ink-original Notice of Conversion shall be required, nor shall any medallion guarantee (or other type of guarantee or notarization) of any Notice of Conversion form be required. To effect conversions hereunder, a Lender shall not be required to physically surrender any promissory notes representing the Convertible Notes (the “Notes”) to WBM unless the entire amount of its respective pro rata portion of the Notes, including all accrued and unpaid interest and other amounts due thereon, has been so converted in which case such Lender shall surrender any Note(s) as promptly as is reasonably practicable after such conversion without delaying WBM’s obligation to deliver the shares on the Delivery Date. Conversions hereunder shall have the effect of lowering the outstanding amount of the Term Loan of such Lender in an amount equal to the applicable conversion. The Lenders and WBM shall maintain records showing the principal amount(s) converted and the date of such conversion(s).

(a)          Conversion Price. The conversion price shall be equal to $0.40, which, for the avoidance of doubt, shall be in effect prior to the consummation of the RTO, and which shall be subject to adjustment as provided herein (the “Conversion Price”).

(b)          Mechanics of Conversion.

(i)             Conversion Shares Issuable Upon Conversion. The number of Conversion Shares issuable upon a conversion hereunder shall be determined by the quotient obtained by dividing (x) the outstanding principal amount of the Notes plus accrued and unpaid interest thereon to be converted by (y) the Conversion Price then in effect.

(ii)            Delivery of Conversion Shares Upon Conversion. No later than two (2) Business Days following receipt of a Notice of Conversion by a Lender, WBM shall deliver, or cause to be delivered, electronically to such Lender the Conversion Shares representing the number of Conversion Shares being acquired upon the conversion of the applicable Notes.

(iii)           Failure to Deliver Conversion Shares. If, in the case of any Notice of Conversion, such Conversion Shares are not delivered to or as directed by a Lender by the Delivery Date, such Lender shall be entitled to elect by written notice to WBM at any time on or before its receipt of such Conversion Shares, to rescind such Conversion, in which event WBM shall promptly return to such Lender any original Note(s) delivered to WBM and such Lender shall promptly return to WBM the Conversion Shares issued to such Lender pursuant to the rescinded Conversion Notice.

(iv)         Obligation Absolute. WBM’s obligations to issue and deliver the Conversion Shares upon conversion of the Term Loans in accordance with the terms hereof are absolute and unconditional, irrespective of any action or inaction by a Lender to enforce the same, any waiver or consent with respect to any provision hereof, the recovery of any judgment against any Person or any action to enforce the same, or any setoff, counterclaim, recoupment, limitation or termination, or any breach or alleged breach by a Lender or any other Person of any obligation to WBM or any violation or alleged violation of law by a Lender or any other Person, and irrespective of any other circumstance which might otherwise limit such obligation of WBM to a Lender in connection with the issuance of such Conversion Shares; provided however, that such delivery shall not operate as a waiver by WBM of any such action WBM may have against any Lender.

(v)          Compensation for Buy-In on Failure to Timely Deliver Conversion Shares Upon Conversion. In addition to any other rights available to the Lenders, if WBM fails for any reason to deliver to any Lender such Conversion Shares by the Delivery Date pursuant to Section 15(b)(ii), and if after such Delivery Date such Lender is required by its brokerage firm to purchase (in an open market transaction or otherwise), or such Lender’s brokerage firm otherwise purchases, Common Shares to deliver in satisfaction of a sale by such Lender of the Conversion Shares which such Lender was entitled to receive upon the conversion relating to such Delivery Date (a “Buy-In”), then WBM shall: (A) pay in cash to such Lender (in addition to any other remedies available to or elected by such Lender) the amount, if any, by which (x) such Lender’s total purchase price (including any brokerage commissions) for the Common Shares so purchased exceeds (y) the product of (1) the aggregate number of Common Shares that such Lender was entitled to receive from the conversion at issue multiplied by (2) the actual sale price at which the sell order giving rise to such purchase obligation was executed (including any brokerage commissions) and (B) at the option of such Lender, either reissue (if surrendered) any Note(s) equal to the amount of Term Loan of the attempted conversion (in which case such conversion shall be deemed rescinded) or deliver to such Lender the number of Common Shares that would have been issued if WBM had timely complied with its delivery requirements under Section 15(b)(ii). For example, if a Lender purchases Common Shares having a total purchase price of $11,000 to cover a Buy-In with respect to an attempted conversion of its Term Loan with respect to which the actual sale price of the Conversion Shares (including any brokerage commissions) giving rise to such purchase obligation was a total of $10,000 under clause (A) of the immediately preceding sentence, WBM shall be required to pay such Lender $1,000. Such Lender shall provide WBM written notice indicating the amounts payable to such Lender in respect of the Buy-In and, upon request of WBM, evidence of the amount of such loss. Nothing herein shall limit a Lender’s right to pursue any other remedies available to it hereunder, at law or in equity including, without limitation, a decree of specific performance and/or injunctive relief with respect to WBM’s failure to timely deliver Conversion Shares upon conversion of a Term Loan as required pursuant to the terms hereof.

(vi)         Shares Issuable Upon Conversion. WBM covenants that all Common Shares that shall be so issuable shall, upon issue, be duly authorized, validly issued, fully paid and nonassessable.

(vii)       Fractional Shares. No fractional shares or script representing fractional shares shall be issued upon the conversion of the Notes. As to any fraction of a share which a Lender would otherwise be entitled to purchase upon such conversion, WBM shall at its election, either pay a cash adjustment in respect of such final fraction in an amount equal to such fraction multiplied by the Conversion Price or round up to the next whole share.

(viii)      Transfer Taxes and Expenses. The issuance of Conversion Shares on conversion of the Notes shall be made without charge to the Lenders for any documentary stamp or similar taxes that may be payable in respect of the issue or delivery of such Conversion Shares, provided that WBM shall not be required to pay any tax that may be payable in respect of any transfer involved in the issuance and delivery of any such Conversion Shares upon conversion in a name other than that of the applicable Lender and WBM shall not be required to issue or deliver such Conversion Shares unless or until the Person or Persons requesting the issuance thereof shall have paid to WBM the amount of such tax or shall have established to the satisfaction of WBM that such tax has been paid. WBM shall pay all transfer agent fees required for same-day processing of any Notice of Conversion and all fees to a clearing agency (such as the Canadian Depository for Securities) required for same-day electronic delivery of the Conversion Shares. Notwithstanding anything to the contrary, WBM shall not be responsible for any income tax of the Lenders.

(c)           Lender’s Conversion Limitations. WBM shall not effect any conversion of any Notes, and a Lender shall not have the right to convert any portion of its pro rata portion of the Notes, to the extent that after giving effect to the conversion set forth on the applicable Notice of Conversion, such Lender (together with such Lender’s Affiliates, and any other Persons acting as a group together with such Lender or any of such Lender’s Affiliates (such Persons, “Attribution Parties”)) would beneficially own in excess of the Beneficial Ownership Limitation (as defined below). For purposes of the foregoing sentence, the number of Common Shares beneficially owned by any Lender and its Affiliates and Attribution Parties shall include the number of Common Shares issuable upon conversion of the Notes with respect to which such determination is being made, but shall exclude the number of Common Shares which are issuable upon (i) conversion of the remaining, unconverted amount of the applicable Notes, and (ii) exercise or conversion of the unexercised or unconverted portion of any other securities of WBM subject to a limitation on conversion or exercise analogous to the limitation contained herein beneficially owned by such Lender or any of its Affiliates or Attribution Parties. To the extent that the limitation contained in this Section 15(c) applies, the determination of whether a Note is convertible (in relation to other securities owned by a Lender together with any Affiliates and Attribution Parties) and of which amount of the Term Loan is convertible shall be in the sole discretion of such Lender, and the submission of a Notice of Conversion shall be deemed to be such Lender’s determination of whether all or any part of the Term Loan may be converted (in relation to other securities owned by such Lender together with any Affiliates or Attribution Parties) and which amount of the Note are convertible, in each case subject to the Beneficial Ownership Limitation. To ensure compliance with this restriction, each Lender will be deemed to represent to WBM each time it delivers a Notice of Conversion that such Notice of Conversion has not violated the restrictions set forth in this paragraph and WBM shall have no obligation to verify or confirm the accuracy of such determination. For purposes of this Section 15(c), in determining the number of outstanding Common Shares, such Lender may rely on the number of outstanding Common Shares as stated in the most recent of the following: (i) a public announcement by WBM, or (ii) a written notice by WBM or WBM’s transfer agent setting forth the number of Common Shares outstanding. Upon the written or oral request of a Lender, WBM shall within one (1) Business Day confirm orally and in writing to such Lender the number of Common Shares then outstanding. In any case, the number of outstanding Common Shares shall be determined after giving effect to the conversion or exercise of securities of WBM, including any Term Loans, by such Lender or its Affiliates since the date as of which such number of outstanding Common Shares was reported. The “Beneficial Ownership Limitation” shall be 4.99% of the number of Common Shares outstanding immediately after giving effect to the issuance of Common Shares issuable upon conversion of a Note by the applicable Lender. A Lender, upon notice to WBM, may increase or decrease the Beneficial Ownership Limitation provisions of this Section 15(c), provided that the Beneficial Ownership Limitation in no event exceeds 9.99% of the number of Common Shares outstanding immediately after giving effect to the issuance of Common Shares upon conversion of the Note and the Beneficial Ownership Limitation provisions of this Section 15(c) shall continue to apply. The Beneficial Ownership Limitation provisions of this paragraph shall be construed and implemented in a manner otherwise than in strict conformity with the terms of this Section 15(c) to correct this paragraph (or any portion hereof) which may be defective or inconsistent with the intended Beneficial Ownership Limitation contained herein or to make changes or supplements necessary or desirable to properly give effect to such limitation.

(d)	Adjustments to Conversion Price.

(i)             Share Dividends and Share Splits. If WBM, at any time while the Notes are outstanding: (i) pays a share dividend or otherwise makes a distribution or distributions payable in Common Shares on Common Shares or any Common Share equivalents (which, for avoidance of doubt, shall not include any Common Shares issued by WBM upon conversion of the Notes), (ii) subdivides outstanding Common Shares into a larger number of shares, (iii) combines (including by way of a reverse share split) outstanding Common Shares into a smaller number of shares or (iv) issues, in the event of a reclassification of Common Shares, any share capital of WBM, then the Conversion Price shall be multiplied by a fraction of which the numerator shall be the number of Common Shares (excluding any treasury shares of WBM) outstanding immediately before such event, and of which the denominator shall be the number of Common Shares outstanding immediately after such event. Any adjustment made pursuant to this Section 15(d)(i) shall become effective immediately after the record date for the determination of shareholders entitled to receive such dividend or distribution and shall become effective immediately after the effective date in the case of a subdivision, combination or re-classification.

(ii)             If the Common Shares issuable upon conversion of the Notes at any time or from time to time after the date hereof shall be changed to the same or different number of shares of any class or classes of stock, whether by reclassification, exchange, substitution or otherwise (other than by way of a stock split or combination of shares or stock dividends provided for in this Section 15(d)), then, and in each event, an appropriate revision to the Conversion Price shall be made and provisions shall be made (by adjustments of the Conversion Price or otherwise) so that the Lenders shall have the right thereafter to convert the Notes into the kind and amount of shares of stock and other securities receivable upon reclassification, exchange, substitution or other change, by holders of the number of Common Shares into which the Notes might have been converted immediately prior to such reclassification, exchange, substitution or other change, all subject to further adjustment as provided herein.

(e)          Calculations. All calculations under Section 15 shall be made to the nearest cent or the nearest 1/100th of a share, as the case may be. For purposes of this Section 15, the number of Common Shares deemed to be issued and outstanding as of a given date shall be the sum of the number of Common Shares (excluding any treasury shares of WBM) issued and outstanding.

(f)	Notice to the Lender.

(i)              Adjustment to Conversion Price. Except in connection with the consummation of the RTO, whenever the Conversion Price is adjusted pursuant to any provision of Section 15(d), WBM shall promptly deliver to the Lender a notice setting forth the Conversion Price after such adjustment and setting forth a brief statement of the facts requiring such adjustment.

(ii)             Notice to Allow Conversion by Lenders. If: (A) WBM shall declare a dividend (or any other distribution in whatever form) on the Common Shares, (B) WBM shall declare a special nonrecurring cash dividend on or a redemption of the Common Shares, (C) WBM shall authorize the granting to all holders of the Common Shares of rights or warrants to subscribe for or purchase any share capital of any class or of any rights, (D) the approval of any shareholders of WBM shall be required in connection with any reclassification of the Common Shares, any consolidation or merger to which WBM is a party, any sale or transfer of all or substantially all of the assets of WBM or its Subsidiary, or any compulsory share exchange whereby the Common Shares is converted into other securities, cash or property, or (E) WBM shall authorize the voluntary or involuntary dissolution, liquidation or winding up of the affairs of WBM, then, in each case, WBM shall cause to be delivered to each Lender, at least 20 Business Days prior to the applicable record or effective date hereinafter specified, a notice stating (x) the date on which a record is to be taken for the purpose of such dividend, distribution, redemption, rights or warrants, or if a record is not to be taken, the date as of which the holders of the Common Shares of record to be entitled to such dividend, distributions, redemption, rights or warrants are to be determined or (y) the date on which such reclassification, consolidation, merger, sale, transfer or share exchange is expected to become effective or close, and the date as of which it is expected that holders of the Common Shares of record shall be entitled to exchange their Common Shares for securities, cash or other property deliverable upon such reclassification, consolidation, merger, sale, transfer or share exchange, provided however, that the failure to deliver such notice or any defect therein or in the delivery thereof shall not affect the validity of the corporate action required to be specified in such notice. Each Lender shall remain entitled to convert their respective Notes during the 20-Business Day period commencing on the date of such notice through the effective date of the event triggering such notice except as may otherwise be expressly set forth herein.”

5.            Affirmations. Each Loan Party acknowledges and agrees:

(a)	all of Loan Documents are legal, valid, binding and enforceable against each Loan Party accordance with their respective terms;

(b)	each Loan Party’ s respective obligations under the Loan Documents are not subject to any setoff, deduction, claim, counterclaim or defenses of any kind or character whatsoever;

(c)	JGB Agent (for the benefit of the Lenders) has valid, enforceable and perfected security interests in and liens on the collateral described in the Loan Documents, as to which there are no setoffs, deductions, claims, counterclaims, or defenses of any kind or character whatsoever; and

(d)	Lenders and JGB Agent have fully and timely performed all of their respective obligations and duties in compliance with the Loan Documents and applicable law and have, since the Closing Date through and including the date hereof, acted reasonably and in good faith under the circumstances.

6.          Warrants. Upon consummation of the RTO, the existing Warrants shall be exchanged for warrants exercisable for the shares of WBM. The exchange of the warrants shall be evidenced by a warrant exchange agreement, mutually acceptable to the Lenders and WBM, to be executed upon consummation of the RTO. In addition, immediately prior to the consummation of the RTO, the Lenders will be entitled to receive collectively for the three Lenders, additional warrants of Bitzero that shall, pursuant to the RTO, be exchanged for warrants exercisable for shares of WBM, and which shall collectively be exercisable for a number of shares equal to 1% of the issued and outstanding shares of WBM post-RTO (on a fully diluted basis) and calculated as of the closing time of the RTO.

7.          Lender Standstill. The Lenders agree that no Lender shall convert any of the Term Loans pursuant to Section 15 of the Credit Agreement until the date that is three months after the exercise of the Warrants in full unless the market price for the Common Shares exceeds 300% of the Conversion Price, in which case, the standstill period shall be 15 business days.

8.          Severability. The illegality or unenforceability of any provision of this Amendment shall not in any way affect or impair the legality or enforceability of the remaining provisions of this Amendment.

9.          References. Any reference to the Credit Agreement contained in any notice, request, certificate, or other document executed concurrently with or after the execution and delivery of this Amendment shall be deemed to include this Amendment unless the context shall otherwise require. Reference in any of this Amendment, the Credit Agreement or any other Loan Document to the Credit Agreement shall be a reference to the Credit Agreement as amended hereby and as further amended, modified, restated, supplemented or extended from time to time.

10.        Captions. Section captions used in this Amendment are for convenience only and shall not affect the construction of this Amendment.

11.        Ratification. Except as expressly modified by this Amendment, the terms and provisions of the Credit Agreement and the other Loan Documents are ratified and confirmed and shall continue in full force and effect. This Amendment constitutes the entire agreement, and supersedes all prior understandings and agreements, among the parties relating to the subject matter hereof.

12.         Governing Law. THIS AMENDMENT AND THE RIGHTS AND OBLIGATIONS OF THE PARTIES HEREUNDER SHALL BE GOVERNED BY, AND CONSTRUED AND INTERPRETED IN ACCORDANCE WITH, THE LAW OF THE STATE OF NEW YORK WITHOUT REGARD TO CONFLICT OF LAWS PRINCIPLES THAT WOULD RESULT IN THE APPLICATION OF ANY LAW OTHER THAN THE LAW OF THE STATE OF NEW YORK.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed and delivered by their respective duly authorized officers on the date first written above.

BORROWERS:

BITZERO BLOCKCHAIN INC.

By
Name: Mohammed Salah Bakhashwain
Title: Authorized Signatory

ZETANORTH AS

By
Name: Mohammed Salah Bakhashwain
Title: Authorized Signatory

BITZERO INC.

By
Name: Liza A. Harridyal-Sodha
Title: Authorized Signatory

BITZERO ND I, LLC

By
Name: Mohammed Salah Bakhashwain
Title: Authorized Signatory

BITZERO ND II, LLC

By
Name: Mohammed Salah Bakhashwain
Title: Authorized Signatory

BITZERO FINLAND OY

By
Name: Mohammed Salah Bakhashwain
Title: Authorized Signatory

EXANORTH AS

By
Name: Mohammed Salah Bakhashwain
Title: Authorized Signatory

JGB AGENT:

JGB COLLATERAL LLC

By
Name: Brett Cohen
Title: President

LENDERS:

JGB CAPITAL, LP

By
Name: Brett Cohen
Title: President

JGB PARTNERS, LP

By
Name: Brett Cohen
Title: President

DEEPDALE INVESTORS, LLC

By
Name: Brett Cohen
Title: President

WBM CAPITAL CORP.

WBM CAPITAL CORP.

By
Name: Carlo Rigillo
Title: Chief Executive Officer